EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CANADIAN PACIFIC SETS THE RECORD STRAIGHT ON MISLEADING AND
INACCURATE COMMENTS MADE BY PERSHING SQUARE

Urges Shareholders to Vote the White Universal Proxy FOR CP’s Director Nominees

CALGARY (AB) – April 10, 2012 - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today set the record straight on a number of misleading and inaccurate statements made by Pershing Square, including claims in its proxy circular filed on April 5, 2012 in connection with CP’s annual meeting of shareholders to take place on May 17, 2012.

CP’s management team is aggressively and successfully executing on the Company’s Multi-Year Plan to deliver a 70 to 72 operating ratio for 2014, and is targeting an operating ratio of 68.5 to 70.5 for 2016.  The Multi-Year Plan is already yielding record operating metrics that are expected to translate into improved financial results beginning in the first quarter 2012.  Conversely, even after more than five months, Pershing Square is unable to articulate any plan or concrete suggestions to deliver results comparable to CP's Multi-Year Plan, let alone achieve its previously stated target of a 65 per cent operating ratio by 2015.  The Board believes that Pershing Square’s proposal to replace CP’s CEO, Fred Green, with Hunter Harrison would delay and damage CP’s value-generating plan, and represents unwarranted risk to shareholder value at a critical time.

In support of its proposal, Pershing Square has made a number of misleading and inaccurate statements about the quality of CP operations, including:

Claim:  Pershing Square claims CP’s growth in Freight Revenue per Revenue Ton-Mile lagged CN’s in the 2006-2011 period.

Fact:  CP’s Freight Revenue per Revenue Ton-Mile grew at a faster rate than CN’s during that period.  In making its claim, Pershing Square intentionally obfuscated the facts by including non-rail related revenues such as revenues derived from the operation of vessels, docks and warehousing.  The fact that CP outperformed CN during this period is evidence of CP’s superior service offerings and strong customer relationships.

Claim:  Pershing Square claims that CP’s mobile assets (rail cars and locomotives) were poorly utilized and has cited this as a “big deficiency” on the basis of comparative operating metrics from 2010.

Fact:  Pershing Square ignored the significant improvements CP made coming out of 2011 and into 2012.  In fact, CP’s 2012 rail car utilization is ahead of CN’s for the fourth quarter of 2011.  In addition, CP’s locomotive utilization during the fourth quarter of 2011 equaled CN’s when adjusted for CP’s grades and curves as determined by Oliver Wyman, highly qualified, independent railroad industry experts retained by the Board.

Claim:  Pershing Square claims that poor operating margins and pension mismanagement by CP have led to negative cash flow over the past six years.

Fact:  CP has generated sufficient cash flow to fully fund its capital investments and distributions to shareholders and has continued to increase dividends.  Residual cash from operations and proceeds from CP’s ongoing initiative to monetize non-core assets have been used to partially fund the acquisition of the DM&E, which is opening up new opportunities to grow volumes and expand CP’s North American reach. The cash and proceeds have also contributed to CP’s successful mitigation of pension contribution volatility through voluntary prefunding of its defined benefit pension plan obligations.

Claim:  Pershing Square claims that CP’s “biggest issue” is CP’s unit cost disadvantage relative to CN.

Fact:  Once again, Pershing Square’s analysis of the publicly available information is incomplete and its conclusions are flawed.  CP’s operating expense per Revenue Ton-Mile (excluding pension benefit expenses) is comparable to CN’s, and in fact, in the fourth quarter of 2011 these metrics were identical for CP and CN.

Claim:  Pershing Square claims that CP has lost market share to CN over the past six years, including 7.4 percentage points of intermodal market share, although CP completed a substantial acquisition during that same period.

Fact:  Under Fred Green’s leadership, CP has leveraged its core capabilities to expand its presence in emerging markets, such as energy.  CP now reliably moves large volumes of crude by rail into the Gulf, the Midwest, the US Northeast, eastern Canada and the west coast of Canada.  CP’s market development in energy is expected provide up to $400 million in new annual revenues over the next three to four years.  In addition, CP has maintained its traditional Intermodal share in the markets it serves, and regained 100 per cent of its Intermodal shipping lines following the 2011 weather-related service disruption.  CP has also regained its full Canadian grain market share, and for the 2011/2012 crop year to date, it has exceeded the five-year average volume by 16 per cent.

Claim:  Pershing Square claims CP has mishandled capital investment on excessive locomotive and car stock.

Fact:  CP has purchased 91 new fuel efficient locomotives in late 2011 and the first quarter of 2012.  These locomotives displaced 135 older, high maintenance, less reliable locomotives and improves fleet productivity. These purchases are part of a standard renewal and replacement program.  Given that CP has an active road fleet of approximately 1000 units, each with a useful life of approximately 30 years, it is necessary to replace approximately 30 units annually.  It is important to note that to conserve capital during the recessionary period of 2009 and 2010, CP did not purchase any new locomotives.

Claim:  Pershing Square claims that CP's operating ratio can be reduced to 65 by 2015.

Fact:  Oliver Wyman, highly qualified, independent railroad industry experts retained by the Board, has independently confirmed that an operating ratio for CP of 65 for 2015 is unrealistic and unachievable.  No independent industry expert has publicly endorsed Pershing Square’s targets.

CP’s Multi-Year Plan has three key elements – driving volume growth, expanding network capacity to safely and efficiently support higher volumes and controlling costs.  CP is committed to executing on the Company’s Multi-Year Plan to deliver a 70 to 72 operating ratio for 2014, and is targeting an operating ratio of 68.5 to 70.5 for 2016.

The CP Board has attempted to foster a constructive dialogue with Pershing Square, and has an open offer to William Ackman, Chief Executive Officer of Pershing Square, to join the CP Board.  CP has included Mr. Ackman as a CP Nominee on the Company’s WHITE universal proxy and recommends that shareholders vote for Mr. Ackman to join the CP Board.  The CP Board is confident that once Mr. Ackman understands the facts and how the CP management team is executing on the Multi-Year Plan, he will endorse the Plan.

The Board unanimously recommends that shareholders vote FOR the election of the director nominees proposed by CP on the WHITE universal proxy, which will include all of the CP and Pershing Square nominees.  The CP Board has significant breadth and depth of expertise and experience in both the railroad industry and other complementary fields.  The CP Board is the right Board to drive shareholder value by guiding the Company through the successful execution of the Multi-Year Plan.

Every vote is extremely important.  Please take a moment to vote FOR the CP nominees by Internet or by signing, dating and returning the WHITE universal proxy.

Shareholders are encouraged to visit www.CPonTrack.com to access the Company’s Management Proxy Circular and for more information about CP, the CP management team and its value-generating Multi-Year Plan.

For assistance in completing the WHITE universal proxy, please contact CP’s proxy solicitation agents:

TOLL FREE - 1-866-374-9187 or International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	TOLL FREE 1-800-322-2885 or (212) 929-5500 (Call Collect)
Email: askus@georgeson.com	email: proxy@mackenziepartners.com

Note on Forward-Looking Information
This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies.  This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance.  Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information.  Forward-looking information is not a guarantee of future performance.  By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.  Readers are cautioned not to place undue reliance on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP.  Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com and see how Canadian Pacific is further driving shareholder value.

Contacts:
Media
Ed Greenberg
Tel.:  612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed_greenberg@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel.: 212-355-4449